SEC FILE NUMBER
001-38607
CUSIP NUMBER
29260V105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Endava plc

Full Name of Registrant

N/A

Former Name if Applicable

125 Old Broad Street

Address of Principal Executive Office (Street and Number)

London EC2N 1AR

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Endava plc (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2026 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As previously announced in the Company’s Report on Form 6-K (the “Form 6-K”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2026, the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”) has determined that the Company’s financial results for the three months ended September 30, 2025, the three and six months ended December 31, 2025, and the three and nine months ended March 31, 2026 (collectively, the “Affected Periods”) should no longer be relied upon. The determination was based on the findings of an investigation initiated by the Audit Committee in response to the Company’s outside auditors raising concerns about the Company’s accounting treatment of certain customer and supplier agreements.

The investigation determined that certain agreements entered into by the Company in the fiscal year ended June 30, 2026 with counterparties that were both customers and suppliers either lacked economic substance or were negotiated and priced as a single arrangement. Based on the investigation’s findings, management determined that the revenue recognition and balance sheet entries for the associated transactions were not in compliance with relevant accounting standards. For certain transactions, the accounting entries are being reversed, and for others, the revenue is being restated to reflect the consideration properly attributable to the services delivered. In addition, as part of evaluating the investigation’s initial findings, management has identified separate accounting errors relating to revenue recognition.

As a result, the Company is restating its previously reported financial results for the Affected Periods. The Company’s preliminary estimate is that the reduction to its revenue for the Affected Periods and reflected in the fiscal year ended June 30, 2026 will be equivalent to approximately 2–4% of the Company’s prior fiscal 2025 revenue. The restatement will also include non-cash adjustments affecting certain balance sheet accounts, including those related to the revenue adjustments as well as goodwill and intangible assets, resulting in a reduction in adjusted profit before taxes.

Management is in the process of evaluating the impact of the restatement of its previously reported financial results for the Affected Periods, as well as the Company’s disclosure controls and procedures and internal control over financial reporting. Based on the findings of the Audit Committee investigation to date, management has identified deficiencies in its internal control environment, including, but not limited to, tone at the top, and expects to report one or more material weaknesses in internal control over financial reporting in the Annual Report. The Board and management team are developing a remediation plan to address the matters identified through the investigation.

In addition, there have been various changes to the Company’s leadership team, including the resignation of the Company’s Chief Financial Officer and the General Counsel, the retirement and transition of the Company’s Chief Executive Officer to a non-executive role, and the appointments of an Interim Chief Executive Officer and Interim Chief Financial Officer.

In light of the investigation, restatement of the Affected Periods, leadership changes, and ongoing external audit procedures, the Company is unable to provide complete financial results for the fiscal year ended June 30, 2026 and file the Annual Report by the required due date of November 2, 2026 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Conor McShane	+44	20 7367 1000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations the Company expects to report for the fiscal year ended June 30, 2026, will reflect significant changes from its results of operations for the fiscal year ended June 30, 2025.

The Company is actively working to complete its audit and prepare amendments to its previously reported financial results for the Affected Periods as described above. Because the Company has not completed its financial statements, the Company is unable to quantify a reasonable estimate of the total impact on its results of operations for the fiscal year ended June 30, 2026. However, the Company does expect a decline in the results of operations as compared to the prior fiscal year ended June 30, 2025.

The foregoing financial information is preliminary and unaudited and is subject to change. Actual results may vary when reported in the Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” “intends,” “outlook,” “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding the Company’s estimated timing for filing the Annual Report, material weaknesses in the Company’s internal control over financial reporting and the Company’s remediation plan with respect thereto and the estimated impact of the restatement on the Company’s previously reported financial results. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to such risks and uncertainties discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on September 4, 2025, and in other filings that the Company makes from time to time with the SEC. In addition, the forward-looking statements included in this Form 12b-25 represent the Company’s views and expectations as of the date hereof and are based on information currently available to the Company. The Company anticipates that subsequent events and developments may cause its views to change. The Company specifically disclaims any obligation to update the forward-looking statements in this Form 12b-25 except as required by law. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

Endava plc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2026	By:	/s/ Conor McShane
	Name:	Conor McShane
	Title:	Interim Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).